3M General Offices	3M Center Building 220-13E-26A St. Paul, MN 55144 USA

April 26, 2019
VIA EDGAR
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: Notice of disclosure filed in Exchange Act Quarterly Report under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Exchange Act

Ladies and Gentlemen:

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that 3M Company has made disclosure pursuant to those provisions in its Quarterly Report on Form 10-Q for the quarter ended March 31, 2019 which was filed with the Securities and Exchange Commission on April 26, 2019.

Respectfully submitted,
/s/ Gregg M. Larson
Gregg M. Larson
Vice President, Deputy General Counsel and Corporate Secretary
3M Company